Exhibit K11


                                [CIC Letterhead]

                                December 11, 1996



Ms. Ellen Terry
The New America High Income Fund, Inc.
10 Winthrop Square
Boston, Massachusetts 02110

Dear Ellen:

         Re:  Contract Agreement

This agreement will confirm that Corporate Investor Communications, Inc. has been retained to act as information agent in connection with the upcoming rights offering to the shareholders of The New America High Income Fund, Inc. As information agent, CIC will conduct a broker/nominee inquiry to ascertain the number of beneficial owners, provide for the distribution of the offering documents to the reorganization departments of each institution and forward additional materials, as requested. CIC will respond to the volume of shareholder inquiries regarding the terms of the offer and proper execution of the documents and will monitor the response rate for the duration of the offer. CIC can, if requested, pro-actively contact registered shareholders and non-objecting beneficial owners (NOBOs) to help promote a high level of participation.

Our fee to act as information agent based on a distribution of 15,0000 sets of offering documents and the duration of the offer will be $7,500 plus $3.00 for each registered and NOBO holder contacted if requested. CIC will be reimbursed for all reasonable out-of-pocket disbursements including postage, telephone and courier charges, data transmissions and other expenses approved by your company. A retainer in the amount of $3,750 is required to cover initial expenses and will be credited to your final service charges.

The company above hereby agrees to indemnify Corporate Investor Communications, Inc.'s officers and employees against any and all losses, claims and expenses incurred by CIC in conjunction with the services provided except to the extent any such loss, claim or expense is the result of the negligence of any CIC officer or employee. Reimbursement will be made to indemnified persons at the time they are incurred. The company shall not be responsible for any losses, claims and expenses incurred by CIC which result from CIC's gross negligence or willful misconduct.

  Please forward an executed agreement to our office and retain the other copy.
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THE NEW AMERICA HIGH INCOME FUND, INC. CORPORATE INVESTOR COMMUNICATIONS, INC.
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SIGNED: /s/ Ellen E. Terry            SIGNED: /s/ Virginia Porcaro
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NAME:   Ellen E. Terry                NAME:   Virginia Porcaro
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TITLE:  Vice President and Treasurer  TITLE:  Vice President, Solicitation Group
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DATE:   December 18, 1996             DATE:   December 11, 1996
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